UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

 (Title of Class of Securities)

G37585109

 (CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 16, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  G37585109

1	NAMES OF REPORTING PERSONS Peter G. Livanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,403,442
	8	SHARED VOTING POWER 145,000
	9	SOLE DISPOSITIVE POWER 31,403,442
	10	SHARED DISPOSITIVE POWER 145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,548,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  G37585109

1	NAMES OF REPORTING PERSONS Ceres Shipping Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,332,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,332,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,332,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Blenheim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,332,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,332,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,332,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Falconera Navigation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 145,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

The purpose of this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2012, as amended on March 13, 2014 (as amended, the “Amended Schedule 13D”) is solely to reflect a decrease in the percentage of the common shares, par value $0.01 per share (the “Shares”) of GasLog Ltd., a Bermuda company (the “Issuer”) beneficially owned by the Reporting Persons, based on 80,993,126 Shares outstanding, following the Issuer’s issuance of 4,887,500 Shares in a public offering, as reported by the Issuer in the prospectus supplement filed with the Commission on April 14, 2014 and the Form 6-K furnished to the Commission on April 16, 2014. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 5. Interest in Securities of the Issuer

The first paragraph of Section (a) and Sections (b) and (c) of Item 5 are amended and restated as follows:

(a) See item 9 on Cover Pages to this Amendment No. 2. Percentages are based on 80,993,126 Shares outstanding, as reported by the Issuer in the prospectus supplement filed with the Commission on April 14, 2014 and the Form 6-K furnished to the Commission on April 16, 2014.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 2.

(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 2.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 2.

(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 2.

(c) Except as described in Item 5(c) of Amendment No. 1, there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2014

Peter G. Livanos

By:	/s/ Peter G. Livanos

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Falconera Navigation Inc.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director